

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

August 2, 2007

Mr. Rod Lynam
Chief Financial Officer
Gallery of History, Inc.
3601 West Sahara Avenue
Las Vegas, Nevada 89102

> **Re: Gallery of History, Inc.**
> **Form 10-KSB for Fiscal Year Ended September 30, 2006**
> **Filed December 28, 2006**
> **Forms 10-QSB for Fiscal Quarters Ended**
> **December 31, 2006 and March 31, 2007**
> **Filed February 13, 2007 and May 15, 2007**
> **Response Letters Dated June 21, 2007, July 12, 2007**
> **and July 17, 2007**
> **File No. 0-13757**

Dear Mr. Lynam:

We have reviewed your response letters and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended September 30, 2006

Notes to Consolidated Financial Statements

6. Income Taxes

1.   We have reviewed your response letters to comment 1 in our letter dated June 21, 2007 and we have considered your comments from our conference call on July 16, 2007. To further evaluate the tax strategies that you believe may be effectively employed to reasonably assure that realization of at least the recorded net deferred tax asset is more likely than not, we request that you provide us with additional information.

With regard to your tax strategy involving the bulk sale of your appreciated inventory, please provide the following:

- A detailed schedule summarizing the historical cost, market value and wholesale value of your inventory as of your most recent interim balance sheet date. In your analysis, detail for us how you would implement this tax strategy including, but not limited to, the nature of the specific inventory that would be subject to bulk sale, the names of potential buyers, the estimated amount of proceeds you expect to receive and associated estimated costs you expect to incur in a bulk sale; and

- A detailed inventory listing supporting the historical cost basis of the recorded amounts presented in the summary schedule requested above. Also provide copies of third party documents or any other documentation that corroborates the estimates included in your summary schedule.

With regard to your tax strategy involving the sale of your appreciated real property consisting of a 40,000 square-foot office/retail building on 1.7 acres of land located in Las Vegas, Nevada, please provide the following:

- A calculation of the capital gain you expect to realize upon implementation of this strategy. In your calculation, clearly detail the historical cost, accumulated depreciation and estimate of the fair market value as of the most recent interim balance sheet date. Also explain the nature and amounts of the estimated costs you expect to incur to implement this strategy; and

- A copy of the property appraisal obtained in August 2005 that you referenced in your response letter dated July 12, 2007. Also provide us with a copy of the most recent tax assessments of this real property.

We expect to have additional comments after reviewing your response.

Closing Comments

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Regina Balderas at (202) 551-3722 or Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief